

April 13, 2011

Via Fax and Mail
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square
309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re:** **G2 Ventures, Inc.**
> **Form 8-K**
> **Filed on October 7, 2010**
> **File: 333-108715**

Dear Mr. Zhang:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 8-K filed with Correspondence on February 28, 2011
General

1.   We reissue comment one of our letter dated January 28, 2011. Please provide an amended Form 8-K to address our comments and incorporate your previous responses you have made in a draft format. Also, please include the exhibits that you represent in your response letters that will be filed with an amended Form 8-K/A.

Entry into a Material Definitive Agreement, page 3

2.   We note your responses to comments three and five of our letter dated January 28, 2011 regarding the indirect ownership of Crystal Globe and partially reissue the comments. Please revise to provide clear disclosure as to the ownership of Crystal Globe and Dynamic Elite. You state that Mr. Liu formed these companies but do not specifically clarify who was the controlling shareholder before and/or after the transactions. In this regard, we note that the disclosure provided in your supplemental response to comment 21 is clearer than the disclosure in the proposed changes to the Form 8-K. In addition, clarify whether Mr. Zhang had any ownership or control, directly or indirectly, of Crystal Globe and Dynamic Elite before the transactions. Please revise this section and footnote four of your beneficial ownership table to clarify the individuals that have indirect ownership of Crystal Globe, and thus, control of your operating subsidiaries, as it appears

that Mr. Zhang is the ultimate beneficial owner and control person and therefore the shares should be included in the table for Mr. Zhang or advise as to why you believe disclosure is not required.

Corporate Structure and History, page 4

3.   We note your response to comment six of our letter dated January 28, 2011. Please revise to disclose the material terms of the July 25, 2010 and July 28, 2010 share acquisition agreements with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group.

Description of Business, page 11

4.   We reissue comment eight of our letter dated January 28, 2011. We are unable to locate the supplemental table as stated in your response letter dated February 28, 2011.

5.   We reissue comment 13 of our letter dated November 5, 2010. Please clarify whether you have a website. If so, please provide the address.

6.   We are unable to find the revisions you provided in response to comment 17 of our letter dated November 5, 2010 with regard to the material terms of your franchise agreement. The draft language you provided in your response letter dated December 23, 2010 is not in the business discussion. Further, you previously indicated that you would file a form franchise agreement, but you have not yet provided such document and the exhibits index does not reflect a franchise agreement. Please revise accordingly.

7.   We note your revisions in response to comment 20 of our letter dated November 5, 2010 that the Company "believes it is the leading manufacturer and distributor of tourmaline healthcare-related products in the PRC" and that "we have the most matured tourmaline particle attachment technology in the PRC." Please provide the basis for these statements or remove.

8.   We note your response to comment nine of our letter dated January 28, 2011, and we reissue it in part. Please revise to briefly describe the business of Shenyang Joway and its similarities and relationships with the Joway Group. Also, please advise us whether Shenyang Joway uses the Joway Group name as part of its business.

Risk Factors, page 36

9.   We note your response to comment 15 of our letter dated January 28, 2011 and the related revisions to your filing. As noted in our prior comment, please confirm to us that you will evaluate the factors outlined in your revised risk factor disclosure in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K in the future.

Executive Compensation, page 67

10.   We note your response to comment 42 of our letter dated November 5, 2010, and we reissue it. Please revise to clarify that the compensation figures and discussion includes all compensation, including any from Junhe Consulting and/or Dynamic Elite. In addition, there should only be one summary compensation table providing the disclosure required by Item 402(n) of Regulation S-K.

Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters, page 76

11.   We reissue comment 48 of our letter dated November 5, 2010. Please provide the market price information required by Item 201(a)(1)(iii) of Regulation S-K. Although thinly traded, we note that the stock has been quoted on the OTC Bulletin Board under the stock symbol GVTI.

Dynamic Elite International Limited Consolidated Financial Statements
General

12.   Please amend your Form 8-K to include updated interim financial statements of Dynamic Elite International Limited for the nine months ended September 30, 2010 and 2009. Refer to Exchange Act Rules 13a-1 and 13a-13.

Exhibits

13.   We note your responses to comments 10 and 17 of our letter dated November 5, 2010, and comments 17 and 22 of our letter dated January 28, 2011 in which you indicate you will file various documents as exhibits to your amended Form 8-K/A. Please file these documents, as we are unable to clear these comments unless we are able to review these exhibits. Please also note that we may have additional substantive comments regarding the disclosure in the Form 8-K once we review these exhibits.

14.   We note your response to comment 22 of our letter dated January 28, 2011 that the other exhibit 10.13, the agreements are complete. Please clarify whether these are forms of the agreement or whether these are the executed agreement. If these are the executed agreement, we note that exhibits 10.11, 10.12 and 10.13 are also missing the quantity and amount, and therefore the exhibits should be filed in their entirety. If these are forms of the agreement, please advise and explain why the executed agreements are not filed.

You may contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director